UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  November 10, 2011

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: November 10, 2011	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release                                                Date: November 9, 2011
11-51-TR

Teck Trail Operations Reports Permit Exceedance

Trail, BC – Trail Operations is reporting the exceedance of its discharge permit yesterday into the Columbia River by approximately 1.5 kilograms of cadmium and 7 kilograms of copper. Based on an initial assessment, the discharge does not create any health or safety risk to people, fish or wildlife other than potential short-term impacts on aquatic life immediately at the outfall point.

Initial indications suggest a problem in the Effluent Treatment Plant allowed elevated levels of copper and cadmium to be discharged. The Effluent Treatment Plant has been shut down and regulatory authorities have been notified. An investigation is underway to determine the cause of the incident and to identify corrective measures.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Further information about Teck can be found at: www.teck.com

About Teck Trail Operations
Trail Operations is owned and operated by Teck Metals Ltd., a wholly-owned subsidiary of Teck Resources Limited.  The Trail Operations include one of the world’s largest fully integrated zinc and lead smelting and refining complexes, a two-thirds interest in the Waneta hydroelectric dam, and ownership of the dam’s transmission system. The metallurgical operations produce refined zinc and lead and a variety of precious and specialty metals, chemicals and fertilizer products. Trail Operations employs 1,500 people and has been in operation for over a century.

Media Contacts:

Richard Deane
Manager, Environment, Health & Safety & Public Affairs
250.364.4118
Richard.deane@teck.com

Marcia Smith
Vice-President, Corporate Affairs
604.699.4616
Marcia.smith@teck.com